SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       CNL AMERICAN PROPERTIES FUND, INC.
                            (Name of Subject Company)

          SUTTER HOLDING COMPANY, INC.; SUTTER OPPORTUNITY FUND 2, LLC;
                          SUTTER ACQUISITION FUND, LLC
                                    (Bidders)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
      Robert Dixon                              Paul J. Derenthal, Esq.
      Sutter Capital Management, LLC            Derenthal & Dannhauser
      150 Post Street, Suite 405,               One Post Street, Suite 575
      San Francisco, California 94108           San Francisco, California  94104
      (415) 788-1444                            (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

            Transaction                                Amount of
            Valuation*                                 Filing Fee

            $14,700,000                                $1,352.40

* For purposes of calculating the filing fee only. Assumes the purchase of 2,100,000 Shares at a purchase price equal to $7.00 per Share in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by SUTTER HOLDING COMPANY, INC., SUTTER OPPORTUNITY FUND 2, LLC, and SUTTER ACQUISITION FUND, LLC (the "Purchasers") to purchase up to 2,100,000 Shares of the Common Stock, Par Value $.01 (the "Shares") of CNL AMERICAN PROPERTIES FUND, INC., a Maryland corporation (the "Issuer"), the subject company, at a purchase price equal to $7.00 per Share, less the amount of any dividends declared or paid with respect to the Shares between September 23, 2002 (the "Offer Date") and November 15, 2002 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 23, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for dividends paid or declared prior to the Expiration Date. Any dividends paid or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers. Tender of Shares will include the tender of any and all securities into which the Shares may be converted, and any securities distributed with respect to the Shares, by way of dividend or otherwise, from and after the Offer Date.

         As of March 15, 2002, there were 32,357 stockholders of record of Shares and the number of Shares outstanding as of March 28, 2002 was 44,075,641, according to the Issuer's annual report on Form 10-K for the year ended December 31, 2001. The Purchasers and their affiliates currently beneficially own no Shares. If all 2,250,000 of the Shares sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own in the aggregate 2,250,000 Shares or approximately 5.1% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $15,750,000 in aggregate purchase price, which the Purchasers will fund out of its existing working capital.

         The address of the Issuer's principal executive offices is 450 South Orange Avenue, Orlando, Florida 32801, telephone (407) 540-2000

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1)   Offer to Purchase dated September 23, 2002

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Shareholders dated September 23, 2002

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.








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


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 23, 2002

SUTTER HOLDING COMPANY, INC.

By:      /s/ ROBERT DIXON
         -----------------------------------------
         Robert Dixon, Co-Chief Executive Officer


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


SUTTER ACQUISITION FUND, LLC,

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager















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


                                  EXHIBIT INDEX


Exhibit           Description                                              Page

(a)(1)   Offer to Purchase dated September 23, 2002

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Shareholders dated September 23, 2002

(a)(4)   Advertisement